The Company is an integrated energy company in Argentina mainly participating in the oil and gas production and electricity generation businesses.

Through its own activities, subsidiaries and shareholdings in joint ventures and associates and based on the business nature, customer portfolio and risks involved, the Company operates its businesses through the following reportable segments:

●	Oil and Gas, principally consisting of the Company’s interests in oil and gas areas, the activities of Pampa Energía S.A. - Sucursal Dedicada Proyecto RDA and through its interests in SESA and PECSA;

●	Generation, principally consisting of the Company’s direct and indirect interests in HINISA, HIDISA, VAR, CTB, TMB, TJSM and through our own electricity generation activities through thermal plants CTG, CPB, Piquirenda, CTLL, CTGEBA, Ecoenergía, CTPP, CTIW, the HPPL hydroelectric complex and PEPE II, III, IV and VI wind farms;

●	Petrochemicals, comprising the Company’s own styrenics operations and the catalytic reformer plant operations conducted in Argentina; and

●	Holding, Transportation and Others, principally consisting of the Company’s interests in the joint businesses CITELEC, CIESA and their respective subsidiaries holding the concession over high-voltage electricity transmission and gas transportation, respectively, as well as the Company’s stake in VMOS, OLDELVAL and OCP, other holding activities, and other investments activities.

The Company manages its operating segments based on its individual net result in U.S. dollars.

Three-month period ended March 31, 2026 compared to the Three-month period ended March 31, 2025

Oil and Gas Segment

	Oil and Gas (in millions of U.S.$)
	For the three-month period ended
	March 31, 2026	March 31, 2025	Variation	%
Revenue	247	146	101	69%
Cost of sales	(178)	(118)	(60)	51%
Gross profit	69	28	41	146%

Selling expenses	(22)	(17)	(5)	29%
Administrative expenses	(21)	(21)	-	-
Other operating income and expenses, net	(1)	1	(2)	(200%)
Share of Profit from associates	3	-	3	100%
Impairment of inventories	(1)	-	(1)	100%
Impairment of financial assets	(1)	-	(1)	100%
Operating income (loss)	26	(9)	35	389%

Financial costs	(25)	(25)	-	-
Other financial results	10	(4)	14	350%
Financial results, net	(15)	(29)	14	(48%)
Profit (Loss) before income tax	11	(38)	49	129%

Income tax	94	(11)	105	(955%)
Profit (Loss) of the period	105	(49)	154	314%

Owners of the company	105	(49)	154	314%

Revenue

Revenue from our oil and gas segment increased 69%, to U.S.$247 million for the three-month period ended March 31, 2026, compared to U.S.$146 million for the three-month period ended March 31, 2025. This increase is primarily attributable to the ramp-up in crude oil production at the Rincón de Aranda block, partially offset by lower oil sales prices under hedge accounting, as described in the following paragraph. To a lesser extent, the increase in revenues is driven by higher gas sales volumes to Enarsa under Plan GasAr, as well as to industrial clients and through higher export volumes, which were partially offset by lower gas export prices.

The average sales price for oil was U.S.$58.2/bbl for the three-month period ended March 31, 2026, 15% lower than the U.S.$68.4/bbl average sale price for the three-month period ended March 31, 2025, mainly due to the impact of crude oil sales contracts entered into during 2025 and 2026, a portion of which were designated as cash flow hedges of forecasted crude oil sales volumes for the period from May 2025 through April 2027. If such cash flow hedge contracts had not been in effect, average prices for oil sales would have reached U.S.$69.5/bbl.

The following table shows our production and sales for the oil and gas segment for the periods presented:

	For the three-month period ended
	March 31, 2026	March 31, 2025	Variation %
Production
Oil (k bbl/day)	19.5	3.2	504%
Gas (k m3/day)	13.8	11.8	17%
Total (k boe/day)	100.6	72.7

Sales
Oil (k bbl/day)	20.3	3.6	460%
Gas (k m3/day)	13.7	11.9	15%
Total (k boe/day)	100.8	73.6

Average Price
US$/bbl	58.2	68.4	(15%)
US$/MBTU	2.9	3.0	(4%)

Cost of Sales

The cost of sales from our oil and gas segment increased by 51%, to U.S.$178 million for the three-month period ended March 31, 2026, from U.S.$118 million for the three-month period ended March 31, 2025. The variation is mainly due to higher lifting costs related to higher treatment costs mainly due to the expansion of temporary production facilities at the Rincón de Aranda block to reach commercial specifications, increased property, plant and equipment depreciation, and increased royalties related to higher crude oil production and gas production.

Gross Profit

Gross profit from our oil and gas segment increased by 146%, from U.S.$28 million in the three-month period ended March 31, 2025, to U.S.$69 million for the three-month period ended March 31, 2026. This variation is mainly explained by the increase in crude oil and gas sales volumes, partially offset by higher costs, and lower average oil sales prices.

Additionally, the gross margin on sales increased to 28% for the three-month period ended March 31, 2026, compared to 19% for the same period in 2025.

Selling Expenses

Selling expenses from our oil and gas segment increased to U.S.$22 million for the three-month period ended March 31, 2026, compared to U.S.$17 million for the same period in 2025 due to increased oil and gas transportation expenses, driven by crude oil production growth at the Rincón de Aranda block, increased gas production at the Sierra Chata block and greater volume of gas exports to Chile.

Administrative Expenses

Administrative expenses from our oil and gas segment amounted to U.S.$21 million for each of the three-month periods ended March 31, 2026 and March 31, 2025.

Other Operating Income and Expenses, net

Other operating income and expenses, net from our oil and gas segment recorded a U.S.$1 million loss for the three-month period ended March 31, 2026, compared to a U.S.$1 million gain for the three-month period ended March 31, 2025, mainly due to lower GasAr Plan compensatory income in line with applicable seasonal gas prices.

Share of profit from associates

The share of profit from associates from our oil and gas segment amounted to U.S.$3 million for the three-month period ended March 31, 2026 due to our 20% stake in SESA, which has commenced development of the FLNG Project for LNG export.

Impairment of inventories

Our oil and gas segment recorded an impairment of inventories of U.S.$1 million for the three-month period ended March 31, 2026 related to our non-operated Río Neuquén and Rincón del Mangrullo blocks. No impairment of inventories was recognized during the three-month period ended March 31, 2025.

Impairment of financial assets

Impairment of financial assets from our oil and gas segment amounted to U.S.$1 million for the three-month period ended March 31, 2026. No impairment of financial assets was recognized during the three-month period ended March 31, 2025.

Operating Income (loss)

The operating income from our oil and gas segment increased by U.S.$35 million to U.S.$26 million gain for the three-month period ended March 31, 2026 compared to a U.S.$9 million loss for the three-month period ended March 31, 2025.

The operating margin in relation to sales for the three-month period ended March 31, 2026, increased to 11% compared to -6% for the three-month period ended March 31, 2025.

Financial Results, Net

Financial results, net from our oil and gas segment amounted to a U.S.$15 million loss for the three-month period ended March 31, 2026, compared to a U.S.$29 million loss for the three-month period ended March 31, 2025, mainly attributable to foreign currency exchange gains compared to foreign currency exchange losses over the net monetary asset position in Argentine Pesos in line with the strengthening of the Argentine Peso as against the U.S. dollar in the three-month period ended March 31, 2026 compared to the devaluation of the Argentine Peso as against the U.S. dollar in the same period in 2025.

Income Tax

Our oil and gas segment recorded an income tax benefit of U.S.$94 million for the three-month period ended March 31, 2026, compared to an income tax charge of U.S.$11 million for the three-month period ended March 31, 2025. The variation is mainly related to higher recognition of a non-cash credit on deferred income tax due to inflation and the strengthening of the Argentine Peso as against the U.S. dollar.

Profit (Loss) of the period

As a result of the foregoing, our oil and gas segment recorded a U.S.$105 million profit for the three-month period ended March 31, 2026, compared to a U.S.$49 million loss for the three-month period ended March 31, 2025, both of which were entirely attributable to the owners of the Company.

Generation Segment

	Generation (in millions of U.S.$)
	For the three-month period ended
	March 31, 2026	March 31, 2025	Variation	%
Revenue	279	195	84	43%
Cost of sales	(170)	(103)	(67)	65%
Gross profit	109	92	17	18%

Selling expenses	(1)	(1)	-	-
Administrative expenses	(11)	(11)	-	-
Other operating income and expenses, net	(1)	5	(6)	(120%)
Share of Profit from joint ventures	21	13	8	62%
Operating income	117	98	19	19%

Financial income	4	6	(2)	(33%)
Financial costs	(9)	(12)	3	(25%)
Other financial results	20	31	(11)	(35%)
Financial results, net	15	25	(10)	(40%)
Profit before income tax	132	123	9	7%

Income tax	(42)	2	(44)	(2,200%)
Profit of the period	90	125	(35)	(28%)

Owners of the company	88	124	(36)	(29%)
Non - controlling interest	2	1	1	100%

Revenue

Revenue from our generation segment increased by U.S.$84 million, amounting to U.S.$279 million in the three-month period ended March 31, 2026, compared to U.S.$195 million in the three-month period ended March 31, 2025.

This increase is mainly explained by higher spot prices driven by the implementation, effective November 1, 2025, of the new spot regime in Argentina pursuant to SE Resolution No. 400/25. This effect was partially offset by lower fuel recognition due to the reassignment of the Plan GasAr agreements’ volumes, and by the unscheduled outage of CTLL’s TG04, which has been out of service since January 14, 2026 and is expected to remain offline until the end of June 2026.

Power generation during the three-month period ended March 31, 2026 decreased by 3%, to 4,664 GWh compared to 4,795 GWh for the three-month period ended March 31, 2025, mainly due to lower hydroelectric generation and the outage of CTLL’s TG04 as described above, partially offset by an increase in wind generation and higher CPB thermal generation.

The following table shows net power consolidated generation and total installed capacity for our power generation plants:

	For the three-month period ended
	March 31, 2026		March 31, 2025
	Net generation	Installed capacity (In Mw)	Net generation	Installed capacity (In Mw)
	(In GWh)		(In GWh)
Hydroelectric	316	938	485	938
Wind	438	427	418	427
Thermal	3,909	4,107	3,893	4,107
Total	4,664	5,472	4,795	5,472

Cost of Sales

Cost of sales increased by 65% to U.S.$170 million for the three-month period ended March 31, 2026, compared to U.S.$103 million for the three-month period ended March 31, 2025, mainly due to higher purchases for fuel self-supply and higher depreciation of property, plant and equipment.

Gross Profit

Gross profit from our generation segment increased by 18%, to U.S.$109 million for the three-month period ended March 31, 2026, compared to U.S.$92 million for the three-month period ended March 31, 2025.

The gross margin on sales decreased to 39% for the three-month period ended March 31, 2026, compared to 47% for the same period in 2025.

Selling Expenses

Selling expenses from our generation segment amounted to U.S.$1 million for each of the three-month periods ended March 31, 2026 and 2025.

Administrative Expenses

Administrative expenses from our generation segment amounted to U.S.$11 million for each of the three-month periods ended March 31, 2026 and 2025.

Other Operating Income and Expenses, Net

Other operating income and expenses, net from our generation segment amounted to a U.S.$1 million loss for the three-month period ended March 31, 2026, compared to a U.S.$5 million gain for the three-month period ended March 31, 2025. This variation is primarily attributable to lower insurance recoveries and the derecognition of property, plant and equipment resulting from the outage of CTLL’s TG04.

Share of profit from joint ventures

The share of profit from joint ventures in our generation segment amounted to U.S.$21 million for the three-month period ended March 31, 2026, compared to U.S.$13 million for the three-month period ended March 31, 2025. This variation is mainly explained by higher profits in CTB due to the increase of the non-cash credit on deferred income tax.

Operating Income

Operating income from our generation segment increased by U.S.$19 million (19%), to U.S.$117 million for the three-month period ended March 31, 2026, compared to U.S.$98 million for the three-month period ended March 31, 2025. This variation is mainly attributable to the increase in gross profit and higher CTB profits. These effects were partially offset by lower insurance recoveries and property, plant and equipment derecognition related to CTLL’s TG04 outage.

The operating margin on sales for the three-month period ended March 31, 2026, decreased to 42%, compared to 50% for the three-month period ended March 31, 2025.

Financial Results, net

Financial results, net, amounted to a U.S.$15 million gain for the three-month period ended March 31, 2026, compared to a U.S.$25 million gain for the three-month period ended March 31, 2025. This decrease is mainly due to lower gains from changes in the fair value of financial instruments, partially offset by foreign currency exchange gains in line with the strengthening of the Argentine Peso as against the U.S. dollar in the three-month period ended March 31, 2026, which impacted in the net monetary asset position in Argentine Pesos.

Income Tax

The generation segment recorded an income tax charge of U.S.$42 million for the three-month period ended March 31, 2026, compared to an income tax benefit of U.S.$2 million for the three-month period ended March 31, 2025. The variation is mainly related to higher fiscal profit and the effect of tax inflation adjustment.

Profit of the period

As a result of the foregoing, the generation segment recorded a U.S.$90 million profit for the three-month period ended March 31, 2026, compared to a U.S.$125 million profit for the three-month period ended March 31, 2025, mostly attributable to the owners of the Company.

Petrochemicals Segment

	Petrochemical (in millions of U.S.$)
	For the three-month period ended
	March 31, 2026	March 31, 2025	Variation	%
Revenue	88	92	(4)	(4%)
Cost of sales	(81)	(90)	9	(10%)
Gross profit	7	2	5	250%

Selling expenses	(3)	(3)	-	-
Administrative expenses	(2)	(2)	-	-
Other operating income and expenses, net	(5)	15	(20)	(133%)
Operating (loss) income	(3)	12	(15)	(125%)

Financial income	-	27	(27)	(100%)
Other financial results	(9)	(1)	(8)	800%
Financial results, net	(9)	26	(35)	(135%)
(Loss) Profit before income tax	(12)	38	(50)	(132%)

Income tax	4	4	-	-
(Loss) Profit of the period	(8)	42	(50)	(119%)

Owners of the company	(8)	42	(50)	(119%)

Revenue

Revenue from our petrochemicals segment amounted to U.S.$88 million for the three-month period ended March 31, 2026, 4% lower than the U.S.$92 million recorded for the three-month period ended March 31, 2025. This variation is mainly due to lower prices in line with the trend in international reference prices.

Total sold volumes during the three-month period ended March 31, 2026 did not show significant variation compared to the three-month period ended March 31, 2025. Lower sale volumes from the reforming plant were almost fully offset by higher styrene and polystyrene volumes.

The following table shows sales volumes in the petrochemicals segment during the specified periods:

Volume sold in k ton	For the three-month period ended
	March 31, 2026	March 31, 2025
Reforma	50	54
Styrene & polystyrene	22	19
SBR	11	11
Total	83	84

Cost of Sales

Cost of sales from our petrochemicals segment decreased by 10%, to U.S.$81 million for the three-month period ended March 31, 2026, compared to U.S.$90 million for the three-month period ended March 31, 2025. This variation resulted from reduced prices for raw materials primarily used at the reforming plant.

Gross Profit

Our petrochemical segment recorded a gross profit of U.S.$7 million for the three-month period ended March 31, 2026, compared to U.S.$2 million for the same period in 2025, mainly due to higher reforming plant margin.

The gross margin on sales reached 8% for the three-month period ended March 31, 2026, compared to 2% for the three-month period ended March 31, 2025.

Selling Expenses

Selling expenses from our petrochemicals segment amounted to U.S.$3 million for each of the three-month periods ended March 31, 2026 and March 31, 2025.

Administrative Expenses

Administrative expenses from our petrochemicals segment amounted to U.S.$2 million for each of the three-month periods ended March 31, 2026 and March 31, 2025.

Other operating income and expenses, net

Other operating income and expenses, net amounted to a U.S.$5 million expense for the three-month period ended March 31, 2026, compared to income of U.S.$15 million for the three-month period ended March 31, 2025. This variation is mainly explained by the reversal of customs contingency provisions in the three-month period ended March 31, 2025 and the recognition of expenses related to minor projects at the petrochemical plants in the three-month period ended March 31, 2026.

Operating (loss) Income

Our petrochemicals segment recorded a U.S.$3 million loss in the three-month period ended March 31, 2026, compared to income of U.S.$12 million for the three-month period ended March 31, 2025, mainly due to the reversal of customs contingency provisions in the three-month period ended March 31, 2025, partially offset by higher reforming plant margin.

Financial Results, Net

Financial results, net from our petrochemicals segment amounted to a U.S.$9 million loss for the three-month period ended March 31, 2026, compared to a U.S.$26 million gain for the three-month period ended March 31, 2025. This variation is mainly explained by the reversal of accrued interests related to the customs contingency provision in the three-month period ended March 31, 2025; higher losses from forward gasoline sale contracts; and, to a lesser extent, foreign currency exchange losses in line with the strengthening of the Argentine Peso as against the U.S. dollar which impacted the net monetary liability position in that [Argentine Pesos].

Income Tax

The petrochemicals segment recorded an income tax benefit of U.S.$4 million for each of the three-month periods ended March 31, 2026 and March 31, 2025.

Profit (Loss) of the period

The petrochemicals segment recorded a U.S.$8 million loss for the three-month period ended March 31, 2026, compared to U.S.$42 million profit for the three-month period ended March 31, 2025, both of which were entirely attributable to the owners of the Company.

Holding, Transportation and Others Segment

	Holding, transportation and others (in millions of U.S.$)
	For the three-month periods
	March 31, 2026	March 31, 2025	Variation	%
Revenue	8	7	1	14%
Gross profit	8	7	1	14%

Administrative expenses	(10)	(9)	(1)	11%
Other operating income and expenses, net	(3)	(11)	8	(73%)
Share of profit from joint ventures and associates	43	33	10	30%
Operating income	38	20	18	90%

Financial costs	(5)	(4)	(1)	25%
Other financial results	(14)	11	(25)	(227%)
Financial results, net	(19)	7	(26)	(371%)
Profit before income tax	19	27	(8)	(30%)

Income tax	10	9	1	11%
Profit of the period	29	36	(7)	(19%)

Owners of the company	29	36	(7)	(19%)

Revenue

Revenue from our holding, transportation and others segment increased by 14% to U.S.$8 million in the three-month period ended March 31, 2026 compared to U.S.$7 million for the three-month period ended March 31, 2025, mainly explained by higher advisory services fees.

Administrative Expenses

Administrative expenses from our holding, transportation and others segment increased to U.S.$10 million for the three-month period ended March 31, 2026, compared to U.S.$9 million for the three-month period ended March 31, 2025, mainly due to higher fees and compensation for services expenses.

Other Operating Income and Expenses, Net

Other operating income and expenses, net from our holding, transportation and others segment recorded a U.S.$3 million expense for the three-month period ended March 31, 2026, compared to a U.S.$11 million expense for the three-month period ended March 31, 2025. The variation is mainly due to lower provisions for contingency charges in the three-month period ended March 31, 2026 compared to the same period in 2025.

Share of profit from associates and joint ventures

Share of profit from associates and joint ventures from our holding, transportation and others segment amounted to U.S.$43 million for the three-month period ended March 31, 2026, compared to U.S.$33 million for the three-month period ended March 31, 2025. This variation is explained by higher profits from our stakes in CIESA and CITELEC consistent with monthly rate increases received by TGS and Transener and, to a lesser extent, gains from our equity interest in VMOS.

Operating Income

Operating income from our holding, transportation and others segment amounted to U.S.$38 million for the three-month period ended March 31, 2026, compared to U.S.$20 million for the three-month period ended March 31, 2025, mainly attributable to higher profits from our stakes in CIESA and CITELEC and lower provisions for contingency charges.

Financial Results, Net

Our holding, transportation and others segment recorded a U.S.$19 million net financial loss for the three-month period ended March 31, 2026, compared to a U.S.$7 million net financial gain for the three-month period ended March 31, 2025. This variation is mainly due to foreign currency exchange losses compared to foreign currency exchange gains over the net monetary liability position in Argentine Pesos in line with the strengthening of the Argentine Peso as against the U.S. dollar in the three-month period ended March 31, 2026 compared to the devaluation in the same period in 2025.

Income Tax

Our holding, transportation and others segment recorded an income tax benefit of U.S.$10 million for the three-month period ended March 31, 2026, compared to an income tax benefit of U.S.$9 million for the three-month period ended March 31, 2025.

Profit of the period

Our holding, transportation and others segment recorded profits of U.S.$29 million for the three-month period ended March 31, 2026, compared to profits of U.S.$36 million for the three-month period ended March 31, 2025, both of which were entirely attributable to the owners of the Company.